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6/8/2004

04015503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Corporate Park Drive, Suite 100
(No. and Street)

Irvine, (City) — California (State) — 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Knoles — 800-326-5433-108 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC RECEIVED PROCESSING JUN 03 2004 SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) — Los Angeles (City), CA (State) — 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lisa Knoles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurances Services, Inc., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHELLE SHAW
Commission # 1481863
Notary Public - California
Orange County
My Comm. Expires Apr 9, 2008

Lisa Knoles
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - MARCH 31, 2004

CPS FINANCIAL & INSURANCE SERVICES, INC.
9 Corporate Park Drive, Ste. 100
Irvine, CA 92606

CONTENTS

PART I

Report of Independent Auditor	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7

SCHEDULES

Computation of Net Capital Pursuant to Rule 15c3-1	8 - 9
Haircut Calculation	10
Statement of Changes in Liabilities Subordinated to Claims of Creditors	11

PART II

Statement of Internal Control	12 -13

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. (the Company) as of March 31, 2004 and related statements of operations, changes in shareholder's equity and cash flows and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2004 and the results of its operations, changes in shareholder's equity and cash flows and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner, C.P.A.

Los Angeles, California
May 24, 2004

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS

Cash		
Checking	$	96,793
Money Market		23,506
		120,299
Securities at Market Value		10,254
Accounts receivable		3,604
Property and equipment net of depreciation of $1,103		1,704
Organization costs, net of amortization of $5,856		1,459
NASD warrants		20,100
TOTAL ASSETS	$	157,420

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable - due parent company	$	84,500
Accrued interest		5,166
TOTAL LIABILITIES		89,666
Subordinated loans payable		40,000
SHAREHOLDER'S EQUITY		
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)		6,000
Contributed Capital		1,000
Retained earnings		20,754
TOTAL SHAREHOLDER'S EQUITY		27,754
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	157,420

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2004

REVENUES		
Commissions	$	120,753
Mark to Market - Securities		3,677
Other		41,568
Interest		156
TOTAL REVENUES	$	166,154
EXPENSES		
Selling	$	2,380
Management charges		117,300
Depreciation and amortization		893
Dues and subscriptions		1,700
Commission expense		1,457
Interest expense		2,000
Professional services		2,608
Rent		6,000
Travel		6,987
Licenses and permits		14,492
Telephone		2,704
All other		943
TOTAL OPERATING EXPENSES		159,464
INCOME BEFORE TAX PROVISION		6,690
(INCOME TAX PROVISION) BENEFIT		(2,614)
NET INCOME	$	4,076

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2004

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings		Total Equity
Balance, March 31, 2003	6,000	$	6,000	$	1,000	$	16,678	$	23,678
Net Income							4,076		4,076
Balance, March 31, 2004	6,000	$	6,000	$	1,000	$	20,754	$	27,754

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2004

Cash Flows from Operating Activities:		
Net income	$	4,076
Depreciation and amortization		893
Unrealized appreciation		(3,677)
Changes in operating assets and liabilities:		
Accounts receivable		1
Income tax refund		2,332
Accounts payable - Parent Company		84,500
Accured interest		1,999
Net cash provided (used) in operating activities		90,124
Cash Flows from Investing Activities - Securities, net		52
Cash Flows from Financing Activities:		
Subordinated loans		0
		0
Net increase in cash		90,176
Cash at beginning of year		30,123
Cash at end of year	$	120,299
SUPPLEMENTAL INFORMATION		
Interest paid	$	0
Income taxes paid	$	282

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

NOTE 1 - NATURE OF BUSINESS

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of CPS Insurance Services, is a wholesaler of variable insurance products to other NASD Regulation member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The Company will only act as a wholesaler of variable insurance products to other NASD Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Organization Costs - Organization costs are carried at cost and are amortized over five years.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CPS FINANCIAL & INSURANCE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The income tax provision benefit is comprised as follows:

State	800
Federal	1,814
	$ 2,614

NOTE 3 - SUBORDINATED LOANS PAYABLE

The $40,000 unsecured subordinated loans payable are due to the corporate shareholder (Parent Company) on May 30, 2004 and November 30, 2004 in notes of $20,00 each with interest at 5% per annum (see page 11). Appendix D of SEC Rule 15x3-1 requires the prior written approval of the NASD before any prepayment of the subordinated agreement can be made.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness whichever is greater as defined under such provisions. See page 8 for the computation of net capital.

NOTE 5 - RELATED PARTY

The Company's parent incurred $124,000 of the Company's expenses, principally management charges. Of the $124,000, $39,500 was paid leaving a balance of $84,500.

NOTE 6 - EXEMPTION FROM THE SEC RULE 15c3-3

CPS Financial & Insurance Services, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; CPS Financial & Insurance Services, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

CPS FINANCIAL & INSURANCE SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
MARCH 31, 2004

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	27,755
Add allowable subordinated debt		40,000
Nonallowable assets - schedule attached		(26,867)
Haircuts - schedule attached		(1,534)
NET CAPITAL	$	39,354
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.66% of net aggregate indebtedness	$	5,977
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,977
EXCESS CAPITAL	$	33,377
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	30,387
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of subordinated loans	$	89,667
Percentage of aggregate indebtedness to net capital		228%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION		
UNAUDITED	$	39,342
Over Statement - ownership equity		(3,452)
Overstatement - non allowable assets		3,464
AUDITED	$	39,354

CPS INSURANCE & FINANCIAL SERVICES, INC.
NON-ALLOWABLE ASSETS
MARCH 31, 2004

Accounts receivable	$	3,604
Furniture and equipment, NET		1,704
Organization costs, NET		1,459
NASD warrants		20,100
	$	26,867

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
HAIRCUT CALCULATION
AS OF 3/31/04

Schwab Money Market Fund	$ 31	2%	$ 1
Total Stocks @ Market Value	10,223	15%	1,533
	$10,254		
Total Haircut			$1,534

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
MARCH 31, 2004

	Beginning of Year	Additions	Reductions	End of Year
CPS Insurance Services, Inc. dated November 30, 2001 due November 30, 2004 interest at 5%	20,000	0		20,000
CPS Insurance Services, Inc. dated May 31, 2001 due May 30, 2004 interest at 5%	20,000	0		20,000
Total	$40,000	0	$ 0	$ 40,000

See Accompanying Notes to Financial Statements

PART II

CPS FINANCIAL & INSURANCE SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

MARCH 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

In planning and performing my audit of the financial statements of CPS Financial & Insurance Services, Inc. (hereafter referred to as the "Company") for the year ended March 31, 2004. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of March 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner, CPA
Los Angeles, California
May 24, 2004

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of March 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
May 24, 2004